FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of   April, 2004
                 ---------------

Commission File Number   0-29546
                       ------------

                           America Mineral Fields Inc.
                    ----------------------------------------
                 (Translation of registrant's name into English)

         St. George's House, 15 Hanover Square, London, England W1S 1HS
      -------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    X       Form 40-F
                                       ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes         No   X
                                               ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

              -----------------------------------------------------

                        NOTICE OF ANNUAL GENERAL MEETING
             ------------------------------------------------------



Notice is hereby given that the Annual General Meeting (the "Meeting") of the shareholders of America Mineral Fields Inc. (the "Company") will be held on April 28, 2004 at the Toronto Board of Trade Downtown Centre, 1, First Canadian Place, Toronto, Ontario, at the hour of 2:00 p.m. (local time in Toronto, Ontario) for the following purposes:

1. To receive the audited annual financial statements of the Company for its fiscal year ended October 31, 2003;

2.   To set the number of directors at seven;

3.   To elect directors for the ensuing year;

4. To appoint KPMG LLP, Chartered Accountants, as the Company's auditor for the ensuing fiscal year and to authorize the directors to set the auditor's remuneration;

5. To approve, as a special resolution, the change of the Company's name to "Adastra Minerals Inc.", in accordance with the text of the special resolution set out in the Management Proxy Circular;

6. To approve Amendment No. 3 and Amendment No. 4 to the Company's Stock Option Plan, dated January 12, 1998, as amended; and

7. To approve the transaction of such other business as may properly come before the Meeting.

Accompanying this Notice is a Management Proxy Circular and a form of Proxy.

Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company's Registrar and Transfer Agent within the time required by, and to the location set out, in the notes to the Proxy.

The enclosed Proxy is solicited by management of the Company and shareholders may amend it, if desired, by inserting in the space provided, the name of an individual designated to act as proxyholder at the Meeting.

DATED at Vancouver, British Columbia, this 24th day of March 2004.

                                           BY ORDER OF THE BOARD


                                           /s/"Timothy Read"
                                           -----------------------
                                           Timothy Read
                                           President and Chief Executive Officer

                            MANAGEMENT PROXY CIRCULAR


                                     for the



                             ANNUAL GENERAL MEETING


                                       of



                           AMERICA MINERAL FIELDS INC.


                                  to be held on

                            WEDNESDAY, APRIL 28, 2004

                            MANAGEMENT PROXY CIRCULAR

                           AMERICA MINERAL FIELDS INC.
                               St. George's House
                                15 Hanover Square
                             London W1S 1HS, England
                         Website: http://www.am-min.com

          (all information as at March 24, 2004 unless otherwise noted)


                         PERSONS MAKING THE SOLICITATION

This Management Proxy Circular is furnished in connection with the solicitation of proxies being made by the management of America Mineral Fields Inc. (the "Company") for use at the Annual General Meeting of the Company's shareholders (the "Meeting") to be held on Wednesday, April 28, 2004 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

                             APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (the "Proxy") are directors or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed, dated and signed form of proxy is delivered to Computershare Trust Company of Canada ("Computershare"), Toronto Office, Proxy Department, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting. For general inquiries, shareholders may contact Computershare as follows:

                  By Phone:                 1-800-564-6253
                  By Fax:                   1-866-249-7775
                  By Email:                 caregistryinfo@computershare.com

                             NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Management Proxy Circular and the Proxy

(collectively,   the  "Meeting   Materials")   to  the  clearing   agencies  and
Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form.
     Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

                              REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a Company, by a duly authorized officer or attorney of the Company, and delivered either to the registered office of the Company, at Suite 300 - 204 Black Street, Whitehorse, Yukon, Canada Y1A 2M9, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

                             EXERCISE OF DISCRETION

If the instructions in a proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the proxy and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the Proxy. In particular, and without limiting the foregoing, a management nominee will vote any proxy held by him in favour of any resolution in respect of which no choice has been specified in the proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Management Proxy Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

          VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 70,241,407 fully paid and non-assessable Common shares without par value, each share carrying the right to one vote. The Company has no other classes of voting securities.

Any shareholder of record at the close of business on March 24, 2004 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder's shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, the only person who beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company is as follows:



Shareholder Name                  Number of Shares   Percentage of Issued Shares

Prudential plc and subsidiaries   7,875,000          11.21%


                             EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a)  the Company's chief executive officer;

(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; and

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at October 31, 2003, the end of the most recently completed fiscal year of the Company, the Company had four Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below:

Summary of Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company's three most recently completed fiscal years. All dollar amounts referred to in this Management Proxy Circular are in Canadian dollars unless otherwise designated.


                                       Annual Compensation                Long Term Compensation
                               -----------------------------------  ----------------------------------

                                                                            Awards            Payouts
                                                                    ---------------------- -----------
                                                                    Securities  Restricted
Name and Principal                                       Other      Under       Shares or                All
Position of Named    Fiscal                              Annual     Options /   Restricted  LTIP         Other
Executive Officer    Year                                Compen-    SARs        Share       Pay-Outs     Compen-
                     Ending    Salary ($)    Bonus ($)   sation ($) Granted     Units       ($)          sation ($)
----------------------------------------------------------------------------------------------------------------------

Timothy Read         2003      US323,097     Nil         Nil        Nil         Nil         N/A          Nil
President & CEO      2002      US313,650     Nil         Nil        Nil         Nil         N/A          Nil
                     2001      US306,000     Nil         Nil        Nil         Nil         N/A          Nil

----------------------------------------------------------------------------------------------------------------------

Bernard Pryor        2003      US171,483     Nil         Nil        Nil         Nil         N/A          Nil
COO                  2002      US164,000     US10,000    Nil        Nil         Nil         N/A          Nil
                     2001      US156,235     Nil         Nil        250,000     Nil         N/A          Nil

----------------------------------------------------------------------------------------------------------------------
Francois Colette                             Nil         Nil        Nil         Nil         N/A          Nil
President of         2003      US$129,890    Nil         Nil        Nil         Nil         N/A          Nil
Subsidiary (1)       2002      US127,344     Nil         Nil        Nil         Nil         N/A          Nil
                     2001      US124,848     Nil         Nil        200,000     Nil         N/A          Nil

----------------------------------------------------------------------------------------------------------------------
T. David Button
CFO                  2003    (pound)96,990   Nil         Nil        Nil         Nil         N/A          Nil
                     2002    (pound)81,627   Nil         Nil        Nil         Nil         N/A          Nil
                     2001    (pound)57,972   Nil         Nil        200,000     Nil         N/A          Nil

----------------------------------------------------------------------------------------------------------------------

(1) Mr. Colette is the President of America Mineral Fields International Ltd., a subsidiary of the Company.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, there were no incentive stock options granted to the Named Executive Officers and no SARs (stock appreciation rights) were granted during this period.

Aggregated Option/SAR Exercises During the Most Recently
Completed Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

----------------------------------------------------------------------------------------------------------------------

                                                                                             Value of Unexercised
                               Securities                        Unexercised Options at      In-the-Money Options
                              Acquired on       Aggregate            Fiscal Year-End        at Fiscal Year-End ($)
                               Exercise           Value          Exercisable/Unexercisable        Exercisable /
Name                              (#)          Realized ($)                (#)                 Unexercisable (1)
----------------------------------------------------------------------------------------------------------------------

Timothy Read                      Nil              N/A                800,000/ Nil                16,000 / Nil
----------------------------------------------------------------------------------------------------------------------

Bernard Pryor                     Nil              N/A                250,000/ Nil (2)           130,000 / Nil
----------------------------------------------------------------------------------------------------------------------

Francois Colette                  Nil              N/A                135,000/ 65,000 (3)         70,200 / 33,800
----------------------------------------------------------------------------------------------------------------------

T. David Button                   Nil              N/A                200,000/ Nil               104,000 / Nil
----------------------------------------------------------------------------------------------------------------------

(1) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Company's shares as at October 31, 2003, (ie. fiscal year end) was $1.12.

(2) On May 31, 2001, the Toronto Stock Exchange approved the repricing of these stock options to $0.60 per share and the number of options outstanding was reduced from 400,000 to 250,000.

(3) On May 31, 2001, the Toronto Stock Exchange approved the repricing of these stock options to $0.60 per share and the number of options outstanding was reduced from 300,000 to 200,000.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company's Named Executive Officers have employment contracts with the Company and its subsidiaries with principal conditions are as follows:

----------------------------------------------------------------------------------------------------------------------

Named Executive             Annual                                                                  Paid Termination
Officer                Compensation (1)   Share Options (2)    Contract Start         Duration        Notice Period
----------------------------------------------------------------------------------------------------------------------

Timothy Read              US$324,680           800,000        January 29, 1999      3 years (3)       12 months (5)
----------------------------------------------------------------------------------------------------------------------

Bernard Pryor             US$200,000           250,000         August 1, 1999       2 years (4)       12 months (6)
----------------------------------------------------------------------------------------------------------------------


T. David Button          (pound)82,000 (7)     200,000         January 29, 2001     No fixed term     12 months (6)
----------------------------------------------------------------------------------------------------------------------

(1)  In addition, reimbursement of receipted travel and entertainment expenses.

(2)  Unvested  options are  cancelled  immediately  on  termination,  and vested
     options  are   cancelled  if  not  exercised   within  30  days   following
     termination.

(3) The initial three year term of Mr. Read's contract expired in February 2002 and thereafter automatically became of no fixed term, and is now subject to the notice periods detailed in (5) below. Effective January 1, 2003, Mr Read's salary was increased from US$315,180 per annum to US$324,680 per annum, and effective January 1, 2004 to US$334,420 per annum.

(4) The initial two year term of Mr. Pryor's contract expired in 2001 and thereafter automatically became of no fixed term, and is now subject to the notice periods detailed in (6) below. Effective January 1, 2003, Mr Pryor's salary was increased from US$164,800 per annum to US$169,800 per annum, and effective October 1, 2003 to US$200,000 per annum.

(5) Twelve months' notice, if terminated by the Company, and twelve months' notice if terminated by Mr. Read.

(6) Twelve months' notice, if terminated by the Company, and three months' notice if terminated by either of Messrs. Pryor or Button.

(7) Mr. Button's annual compensation is reviewed annually and, effective January 1, 2003, was increased from (pound)72,000 per annum to (pound)74,300 per annum, and effective October 1, 2003 to (pound)82,000 per annum, plus 3% in lieu of health insurance. Remuneration is based on three working days per week. If exceeded, then 1/140th of annual remuneration is paid for each extra day worked.

All options held by directors and employees of the Company vest immediately following a change of control involving more than 29.9% of the issued and outstanding securities of the Company.

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above. No cash compensation was paid to any director of the Company for the director's services as a director during the fiscal year ended October 31, 2003. In addition, Bernard Vavala, the Chairman of the Board, received remuneration of US$25,869 during the fiscal year ended October 31, 2003, and P. MacNeill Law Corp., of which Paul MacNeill, a director of the Company, is a shareholder, received fees for legal work done for the Company.

The Company has agreed to pay each member of the Board of Directors (the "Board") an attendance fee of $500 per telephonic Board meeting, and $1,000 per physical Board meeting. The Company has also agreed to pay attendees at
committee  meetings  $250  per  attendance,   or  $500  per  day,  whichever  is
applicable. A Board member attending a Board meeting and an attendee at a committee meeting will not be entitled to the attendance fees where such Board or committee member is, at the date of the relevant meeting, an employee or consultant or Chairman of the Company. During the fiscal year ended October 31, 2003, the Company paid an aggregate of $20,500 with respect to attendees at Board meetings, and an aggregate amount of $2,750 to attendees at committee meetings.

Other than noted above, the Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the Toronto Stock Exchange. During the most recently completed financial year, the Company granted incentive stock options to purchase an aggregate 800,000 common shares to directors.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Company beginning on October, 1999 with the cumulative total return of the TSX 300 Stock Index ("TSX Index") for the most recently completed fiscal years of the Company.

                           America Mineral Fields Inc.
            Comparison of Five Year Total Common Shareholders' Return
                        (as at October 31st of each year)

  [GRAPH OF COMPARISON OF FIVE YEAR TOTAL COMMON SHAREHOLDERS' RETURN OMITTED]

----------------------------------------------------------------------------------------------------------------------
      5 Year Index Values: October 31           1999         2000         2001         2002         2003
----------------------------------------------------------------------------------------------------------------------
      America Mineral Fields Inc.               $2.00        $0.50        $0.60        $0.55        $1.12
----------------------------------------------------------------------------------------------------------------------
      TSX 300 INDEX                             7,256        9,640        6,886        6,249        7,773
----------------------------------------------------------------------------------------------------------------------

                              MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

             INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

                               NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution setting the number of directors of the Company at seven for the ensuing year.

                              ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (Yukon) (the "Act").

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

----------------------------------------------------------------------------------------------------------------------
                                                                                                     Ownership or
  Name , Present Position(s)                                                                         Control Over
with the Company (1) and Place                                                   Date(s) Served      Voting Shares
       of Residence (3)                  Principal Occupation (2) (3)          as a Director Since     Held (3)
----------------------------------------------------------------------------------------------------------------------

Etienne Denis (5)                Business Executive; Non Executive Director    October 11, 1999      3,550,000(7)
Director of the Company.         of Umicore S.A. (formerly Union Miniere
Belgium                          S.A.); Previously with Umicore from
                                 November 1974 until his retirement in April
                                 2003.
----------------------------------------------------------------------------------------------------------------------

Paul C. MacNeill (4) (5)         President, P. MacNeill Law Corp. since        March 19, 1998             Nil
Corporate Secretary and a        December 2002; Partner, Campney & Murphy,
Director of the Company.         Barristers and Solicitors, from 1988 to
Canada                           October 2002.
----------------------------------------------------------------------------------------------------------------------

Timothy Read                     President and Chief Executive Officer of      January 15, 1999         35,000
President, Chief Executive       the Company since January 1999;
Officer and a Director of the    Previously  Investment Banker.
Company.
England
----------------------------------------------------------------------------------------------------------------------

Bernard Vavala (4) (5) (6)       Self-employed private investor since 1987.    January 11, 1998         296,800
Chairman of the Board and a
Director of the Company.
United States of America
----------------------------------------------------------------------------------------------------------------------

Patrick J. Walsh (4)             Business Executive; Retired since 1991.       January 11, 1998           Nil
Director of the Company.
Australia
----------------------------------------------------------------------------------------------------------------------

John Bentley (5) (6)             Managing Director, Osprey Oil & Gas Ltd       October 3, 2003            Nil
Director of the Company.         since August 2001; Chief Executive Officer,
England                          Energy Africa Ltd. from February 1996 until
                                 December 2000; previously held various
                                 executive positions in the Gencor Group
                                 including Managing Director, Sao Bento
                                 Mineracao S.A. Brazil from April 1988 until
                                 December 1992.
----------------------------------------------------------------------------------------------------------------------

Bernard Pryor                    Chief Operating Officer since August 1,       October 3, 2003            Nil
Chief Operating Officer and a    1999; Chief Operating Officer, Western
Director of the Company.         Pinnacle Mining Ltd. from January 1997 to
England                          December 1, 1998; Associate Director,
                                 Minproc Engineers Limited from 1989 to
                                 1997.
----------------------------------------------------------------------------------------------------------------------

(1) For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.

(2)  Unless  otherwise stated above, any nominees named above not elected at the
     last  annual  general  meeting  have  held  the  principal   occupation  or
     employment indicated for at least five years.

(3) The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(4)  Members of the Company's Audit Committee.

(5)  Members of the Company's Remuneration Committee.

(6)  Members of the Company's Compliance Committee.

(7) These shares are beneficially held by Umicore S.A. (formerly Union Miniere S.A.), of which company Mr. Denis is a Non-Executive Director.

            INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company, or any of their associates, has been indebted to the Company, or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "TSX") has issued a series of guidelines for what it considers effective corporate governance. These guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance. The TSX requires that each listed company disclose on an annual basis its approach to corporate governance with reference to the guidelines. The Company's approach to corporate governance is set forth below and in Schedule "A". Schedule "A", which supplements the disclosure below, lists each of the TSX's corporate governance guidelines and the Company's conformity to each guideline.

Mandate of the Board

The Company's Board is required to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Board actively oversees the development, adoption and implementation of the Company's strategies and plans. The Board's responsibilities include:

o    the Company's strategic planning process,
o the identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage risk,
o the Company's succession planning, including appointing, training and monitoring senior management,
o    the Company's major business development initiatives,
o the integrity of the Company's internal control and management information systems,
o    the Company's policies for communicating with shareholders and others, and
o    the general review of the Company's results of operations.

The Board considers that certain decisions are sufficiently important that management should seek prior approval of the Board. Such decisions include:

o approval of the annual capital budget and any material changes to the operating budget,
o    approval of the Company's business plan,
o    acquisition of, or investments in new business,
o    changes in the nature of the Company's business,
o    changes in senior management, and
o    all matters as required under the Business Corporations Act (Yukon).

The Board meets on a regularly scheduled basis and more frequently if required. In fiscal 2003, the Board met 13 times.

Board Composition and Independence from Management

Unrelated Directors

An "unrelated" director, under the TSX guidelines, is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company, other than interests arising from shareholding. In defining an unrelated director, the TSX guidelines place emphasis on the ability of a director to exercise objective judgment, independent of management.

On an application of these definitions, five of the Company's existing and proposed directors are unrelated. The related directors of the Company are Timothy Read, the President and Chief Executive Officer of the Company, and Bernard Pryor, Chief Operating Officer of the Company.

Independence of the Board from Management

The Company's corporate governance structure recognizes the value of separating the offices of chair and chief executive officer. Timothy Read is the Company's President and Chief Executive Officer. The Board is chaired by Bernard Vavala.

The Board meets as necessary in the absence of management to ensure the Board's functional independence from management.

The Company recognizes the desirability of directors being able to consult outside professional advice, as appropriate, in the discharge of their duties.

Size of the Board

A board must have enough  directors to carry out its duties  efficiently,  while presenting a diversity of views and experience. The Board reviews the contributions of directors and considers whether the current size and make-up of the Board promotes effectiveness and efficiency.

Board Committees

The Board has three committees: the Audit Committee, the Compliance Committee and the Remuneration Committee. Each of these committees is comprised solely of unrelated directors.

Audit Committee

The Audit Committee meets with the President and Chief Executive Officer and the Chief Financial Officer of the Company and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements and certain other documents required by regulatory authorities. During the year ending October 31, 2003, the Audit Committee met four times and was composed of Bernard Vavala, Patrick Walsh and Paul MacNeill, all of whom are unrelated directors. The Audit Committee is mandated to meet, and also to consult the auditors, in the absence of management.

Compliance Committee

The purpose of the Compliance Committee is to assist the Board of Directors in establishing and administering the Company's Corporate Ethics and Conflict of Interest Policy. The Compliance Committee is also responsible for the Company's response to the TSX Guidelines, reviewing and approving the annual disclosure relating to such guidelines and standards. The members of the Compliance Committee are Bernard Vavala (Chairman) and John Bentley.

Remuneration Committee

The Company's executive compensation program is supervised by the Remuneration Committee of the Board of Directors. The annual base salaries and bonuses paid to senior management of the Company and the benefits offered by the Company in the financial year ended October 31, 2003, were determined by a Remuneration Committee of the

Board of Directors (the "Remuneration Committee") formed to administer the executive remuneration program of the Company. The Remuneration Committee in respect of the financial year ended October 31, 2003 comprised four non-employee directors: Bernard Vavala (Chairman), Etienne Denis, Paul MacNeill and John Bentley.

The Remuneration Committee has determined that the annual compensation (comprising base salary, bonuses, perquisites and long-term incentives such as options) paid to senior management of the Company should be equivalent to the industry standard paid to executives of comparable Companies in the mining industry in North America. The Remuneration Committee annually reviews salary surveys and compensation information disclosed by industry participants to determine executive compensation.

The Remuneration Committee, as part of its mandate, has responsibility for reviewing recommendations from management, for subsequent approval by the Board of Directors, with respect to the appointment and remuneration of executive officers of the Company. The Remuneration Committee also monitors the performance of the Company's senior executive officers and reviews the design and competitiveness of the Company's compensation plans.

In determining the remuneration of senior management the Remuneration Committee considers, among other things, the business performance of the Company, the market performance of the Company's common shares, the economics of the mining industry and fluctuations in the value of the currencies in which its executives are paid in relation to the currency of the jurisdictions in which they work.

Remuneration Committee Report

Executive Compensation Program

The executive compensation program formulated by the Remuneration Committee is designed to encourage, compensate and reward senior management of the Company on the basis of individual and corporate performance, both in the short term and the long term, while at the same time being mindful of the responsibility that the Company has to its shareholders. The base salaries of senior management of the Company are set at levels which are competitive with the base salaries paid by Companies of comparable or similar size within the mining industry, thereby enabling the Company to compete for and retain executives critical to the long term success of the Company. Incentive compensation, consisting primarily of the awarding of stock options, is directly tied to the performance of both the individual and the Company. Share ownership opportunities are provided to align the interests of senior management of the Company with the longer-term interests of the shareholders of the Company.

Base Salaries

The level of the base salary for each employee of the Company, within a specified range, is determined by the level of responsibility and the importance of the position to the Company, within competitive industry ranges. The Remuneration Committee determines the base salaries and bonuses for senior management and employees of the Company. Of the named executive officers in 2003, the base salary of Tim Read was adjusted to US$324,680 per annum, the base salary of Bernard Pryor was adjusted to US$169,800 per annum, the base salary of T D Button was adjusted to (pound)74,300 per annum (plus adjustments in lieu of health insurance and for additional days worked), and the base salary of Francis Colette was adjusted to US$129,890 to reflect annual increases in the cost of living. Effective October 1, 2003, the base salaries of Bernard Pryor and T D Button were also increased to US$200,000 and (pound)82,000 (plus adjustments in lieu of health insurance and for additional days worked) respectively following a comparative review.

Bonus

The Chief Executive Officer of the Company presents recommendations to the Remuneration Committee with respect to bonuses to be awarded to the other members of senior management and the other employees of the Company. The Remuneration Committee evaluates each member of senior management and the other employees of the Company in terms of their performance and the performance of the Company. The Remuneration Committee then makes a determination of the bonuses, if any, to be awarded to each member of senior management and to the employees of the Company, which are reported to the Board of Directors of the Company

Stock Option Plan

The Stock Option Plan is administered by the Chief Executive Officer of the Company upon recommendations from the Remuneration Committee, and is intended to advance the interests of the Company through the motivation, attraction and retention of key employees, officers and directors of the Company and subsidiaries of the Company and to secure for the Company and its shareholders the benefits inherent in the ownership of common shares of the Company by key employees, officers and directors of the Company and subsidiaries of the Company. The grant of options under the Stock Option Plan is approved by the Board of Directors of the Company.

The number of common shares of the Company which may be subject to option under the Stock Option Plan in favour of any one individual and in the aggregate is limited under the terms of the Stock Option Plan approved by the shareholders of the Company on April 30, 1998, and cannot be increased without shareholder and regulatory approval. Options granted under the Stock Option Plan have a maximum term of ten years and are exercisable at a price per share determined by the Board of Directors of the Company at the time the option is granted, which price may not be less than the closing price of the common shares on The Toronto Stock Exchange on the last trading day immediately preceding the date of grant of the option. All grants of options are first reviewed and approved by the Company's Board of Directors.

Compensation of the Chief Executive Officer

The process for the setting of the compensation of the Chief Executive Officer of the Company is the same as for the other members of senior management of the Company. The Chief Executive Officer's performance is evaluated by the Remuneration Committee relative to various objectives set for him and the Company.

The foregoing report dated March 18, 2004, for the financial year ended October 31, 2003 has been presented by the Remuneration Committee.

Committee Members: Bernard Vavala (Chairman), Etienne Denis, Paul MacNeill and John Bentley.


                     APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of KPMG LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the directors. The auditor was first appointed on November 17, 1995.

                                SPECIAL BUSINESS

Change of Name

Although originally headquartered in North America, with its mineral interests in South America, the Company's headquarters have since relocated to London, England and all of its mineral assets are now in Africa. Management considers that the name America Mineral Fields Inc. is, accordingly, no longer appropriate and proposes to present to the shareholders at the Meeting a special resolution to change the Company's name to "Adastra Minerals Inc."

Under the Yukon Business Corporations Act, the approval of the shareholders must be by special resolution. In this regard, Shareholder approval as evidenced by a majority of not less than two-thirds (2/3) of the votes cast by the shareholders at the Meeting will be sought to approve the change of name. Accordingly, the following special resolution will be presented for approval at the meeting:

     "BE IT RESOLVED, AS A SPECIAL RESOLUTION, WITH OR WITHOUT AMENDMENT, THAT:

     1. The name of the Company be changed from AMERICA MINERAL FIELDS INC. to "ADASTRA MINERALS INC.";

     2. Any one director or officer of the Company be and is hereby authorized and directed to file with the Registrar of Company, Articles of Amendment in the form attached hereto in respect of the amendment made herein;

     3. Any one director or officer of the Company be and is hereby authorized, empowered and instructed, acting for, in the name of and on behalf of the Company, to execute and cause to be executed, under the seal of and on behalf of the Company or otherwise, and to deliver or cause to be delivered, all such documents, agreements, instruments and to do or cause to be done all such other acts and things as such one director or officer of the Company shall determine to be necessary or desirable in order to carry out the intent of these resolutions and to effect the change in the Company's name, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of such act or thing; and

     4. The directors of the Company are hereby authorized and empowered to refrain from implementing the special resolution of the shareholders of the Company authorizing a change in the name of the Company passed at the meeting of shareholders held on April 28, 2004 or any adjournment thereof."

Amendment of Stock Option Plan

The directors of the Company have approved Amendments No. 3, dated September 16, 2003, and No. 4, dated March 18, 2004, to the Company's stock option plan dated January 12, 1998, as amended by Amendments No. 1 (dated April 29, 1999) and No. 2 (dated December 16, 2002) (collectively, the "Plan"). Amendments No. 3 and No. 4 have been pre-cleared by the Toronto Stock Exchange and are subject to approval by the Company's shareholders at the Meeting.

Amendment No. 3

Amendment No. 3 permits, in effect, the cashless exercise of stock options. The amendment provides that an option holder may exercise stock options by requiring the Company to issue to the holder common shares having a market value equal to the aggregate difference between the exercise price of the options and the current market price of the Company's common shares. This amendment has the benefit to the Company that the number of shares issued on any option exercise pursuant to it will be smaller than it would be otherwise. Company management and directors believe that such a provision will be anti-dilutive to existing shareholders in an appreciating market for the Company's shares - such has been the case over the past 12 months.

Amendment No. 4

Amendment No. 4 increases the number of common shares available for purchase pursuant to the exercise of incentive stock options. At present, the Plan authorizes the granting of options to purchase up to 5,600,000 common shares, of which options to purchase 1,360,250 common shares are available for issuance. The Plan was originally adopted in 1998, at which time the number of options then authorized was approximately 20% of the Company's then issued and outstanding common shares, in accordance with the guidelines of The Toronto Stock Exchange. Since that time, the Plan ceiling, (i.e. the number of options available under the Plan) has declined significantly as a percentage of the Company's issued and outstanding common shares. In order to facilitate the use of stock option grants in the future, as an alternative to cash payments or other inducements, management proposes, pursuant to Amendment No. 4, to increase the number of common shares that may be purchased under the Plan by 7,500,000 to 13,100,000, (the "Plan Ceiling"), being 18.65% of the Company's issued and outstanding capital, as at March 24, 2004.

Copies of Amendments No. 3 and No. 4 will be available at the Meeting for review by the shareholders. In addition, upon request, shareholders may obtain a copy of the Plan and the proposed amendments from the Company prior to the meeting.

The following is a summary of the principal terms of the Plan, as amended by Amendments No. 3 and No. 4 (the "Amended Plan"). Except for Amendments No. 3 and No. 4, the Amended Plan is similar in all other material respects to the Plan.

The Amended Plan provides that it is solely within the discretion of the Board of Directors (the "Board") to determine which directors and employees may be awarded options under the Amended Plan. The Board may also, in its sole discretion, grant the majority of the options to insiders of the Company. However, in no case will the Amended Plan or any proposed or existing share compensation arrangement of the Company result, at any time, in the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the Company's issued and outstanding share capital, or the issuance to insiders, within a one-year period, of a number of shares exceeding 10% of the Company's issued and outstanding share capital, or the issuance to any one insider and such insider's associates, within a one-year period, of a number of shares exceeding 5% of the Company's issued and outstanding share capital.

Options granted under the Amended Plan will be for a term not exceeding ten years from the day the option is granted. Subject to such other terms or conditions that may be attached to the particular option granted, an option shall only be exercisable so long as the optionee shall continue to hold office or to be employed by the Company and shall, unless terminated earlier, or extended by the Board, terminate at the close of business on the date which is no later than 30 calendar days after cessation of office or employment, as the case may be.

The options will be exercisable at a price which is not less than the market value (as defined in the Amended Plan) of the Company's shares at the time the shares are granted. The options will be non-assignable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death.

Shares will not be issued pursuant to options granted under the Amended Plan until they have been fully paid for. The Company will not provide financial assistance to option holders to assist them in exercising their options.

Regulatory Requirements

For the purposes of this Information Circular, the term "Insider" has the meaning given to that term in section 1(1) of the British Columbia Securities Act, where Insider is defined to mean:

          (a)  a director or officer of the Company;

          (b) a director or senior officer of a person that is itself an insider or subsidiary of the Company;

          (c)  a person that has:

               (i)  a direct or indirect beneficial ownership of,

               (ii) control or direction over, or

               (iii)a combination of direct or indirect beneficial  ownership of and control or direction over,

               securities of the Company carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities, excluding, for the purpose of the calculation of the percentage held, any securities held by the person as underwriter in the course of a distribution, or

          (d) the Company itself, if it has purchased, redeemed or otherwise acquired any securities of its own issue, for so long as it continues to hold those securities.

Disinterested shareholder approval is required by the TSX where a proposed share compensation arrangement, together with all of the Company's other previously established or proposed share compensation arrangements, could result, at any time, in:

          (a) the number of shares reserved for issuance to stock options granted to insiders exceeding 10% of the outstanding issue;

          (b) the issuance to insiders, within a one-year period, of a number of shares exceeding 10% of the outstanding issue; or

          (c) the issuance to any one insider and such insider's associates, within a one-year period, of a number of shares exceeding 5% of the outstanding issue.

The TSX also requires any amendment to a stock option plan to be cleared with the TSX.

Insiders of the Company will participate in the Amended Plan. The insiders, as a group, have the majority of optioned shares allocated under the Plan and, as a group, hold stock options for a number of shares totalling 4.52% of the outstanding issue. The Plan currently allows the majority of options to be granted to insiders.

Shareholder Approval

As described under "Regulatory Requirements" above, the proposed Amendments No. 3 and No. 4 to the Plan must be approved by shareholders of the Company.

Management is asking shareholders, as a group, to approve Amendments No. 3 and No. 4 to the Plan, any grants of options and cashless exercise of options granted thereunder, and to approve the following resolutions:

Amendment No. 3

"Whereas the Company's Board of Directors and the Toronto Stock Exchange ("TSX") have approved Amendment No. 3 to the Stock Option Plan dated January 23, 1998, as amended, providing for the cashless exercise of stock options granted thereunder;

And Whereas, the Company wishes to secure such general and specific approvals for the adoption of such amendment, and the exercise of incentive stock options pursuant thereto, as are required by the TSX;

Resolved that:

               1. Amendment No. 3 dated September 16, 2003 to the Company's Stock Option Plan dated January 23, 1998 (as amended on April 29, 1999 and December 16, 2002) be and it is hereby approved;

               2. the Board of Directors, by resolution, be authorized to make such amendments to the Amended Plan, from time to time, as may, in its discretion, be considered appropriate, provided always that such amendments be subject to the approval of all applicable regulatory authorities; and

               3. any one or more of the directors or senior officers of the Company be and he or she is hereby authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of this resolution."

Amendment No. 4

"Whereas, the Company's Board of Directors and the TSX have approved Amendment No. 4 to the Company's Stock Option Plan dated January 23, 1998 (as amended) to increase the maximum number of shares issuable pursuant to stock options granted thereunder from 5,600,000 shares to 13,100,000 shares;

And Whereas, the Company wishes to secure such general and specific approvals for the adoption of such amendment and the granting of incentive stock options thereunder as are or may be required by the TSX;

Resolved that:

               1. Amendment No. 4 dated March 18, 2004 to the Company's Stock Option Plan dated January 23, 1998 (as amended on April 29, 1999, December 16, 2002, and September 16, 2003) be and it is hereby approved;

               2. the Company be authorized to grant stock options pursuant and subject to the terms and conditions of the Plan as further amended by Amendment No. 4 (the "Amended Plan"), entitling option holders to purchase up to an additional 7,500,000 shares of the Company;

               3. all options which have previously been granted pursuant to the Plan, and any options granted under the Amended Plan prior to the Meeting shall, for the purpose of calculating the number of options which may be granted under the Amended Plan, be treated as options granted under the Amended Plan;

               4. the Board of Directors, by resolution, be authorized to make such amendments to the Amended Plan, from time to time, as may, in its discretion, be considered appropriate, provided always that such amendments be subject to the approval of all applicable regulatory authorities; and

               5. any one or more of the directors or senior officers of the Company be and he or she is hereby authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of this resolution."

                                 OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

                             APPROVALS AND SIGNATURE

The contents of this Management Proxy Circular and the sending of it to each shareholder entitled to receive notice of the Annual General Meeting, to each director of the Company, to the auditor of the Company, and to the appropriate governmental agencies, have been approved by the Company's Board.

                                   CERTIFICATE

The foregoing contains no untrue statements of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE SECURITIES ACT (ALBERTA), THE SECURITIES REGULATION (ALBERTA) AND THE ALBERTA SECURITIES COMMISSION RULES (TOGETHER THE "ALBERTA ACT") FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ALBERTA ACT THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.


                                           ON BEHALF OF THE BOARD


                                           /s/"Timothy Read"
                                           -----------------------
                                           Timothy Read
                                           President and Chief Executive Officer


                                  SCHEDULE "A"
       ------------------- -------------- ------ ----------- -------- ----------------------------------------
          TSX Corporate                           Does the
           Governance                             Company                           Comments
           Committee                              Conform?
           Guidelines
       ------------------- -------------- ------ ----------- -------- ----------------------------------------

       1                   The Board should
                           explicitly assume
                           responsibility
                           for stewardship
                           of the Company
                           specifically for:
       ------------------- -------------- ------ ----------- -------- ----------------------------------------

       (a)                 adoption of              Yes               The Board reviews strategic plans
                           a strategic                                formally on an annual basis, and
                           planning                                   informally as required.
                           process
       ------------------- -------------- ------ ----------- -------- ----------------------------------------

       (b)                 identification           Yes               The Audit Committee and the Board as a
                           of principal                               whole have identified the Company's
                           risks, and                                 principal risks and review those risks
                           implementing                               and the management thereof on an
                           risk                                       ongoing basis.
                           management
                           systems
       ------------------- -------------- ------ ----------- -------- ----------------------------------------

       (c)                 succession               Yes               The Board as a whole has the
                           planning and                               responsibility for succession planning
                           monitoring                                 as it relates to senior management.
                           senior                                     The Board also reviews the performance
                           management                                 of senior management.
       ------------------- -------------- ------ ----------- -------- ----------------------------------------

       (d)                 communications           Yes               The Board, through and with the
                           policy                                     assistance of senior management, has
                                                                      established procedures to ensure
                                                                      consistency in the manner that communications
                                                                      with shareholders and the public are managed.
       ------------------- -------------- ------ ----------- -------- ----------------------------------------

       (e)                 integrity of             Yes               The Audit Committee has the
                           internal                                   responsibility for the integrity of
                           control and                                internal controls to manage
                           management                                 information systems with respect to
                           information                                financial matters.  The Board, through
                           systems                                    management, has established internal
                                                                      control and management information
                                                                      systems with respect to other
                                                                      operational matters.
       ------------------- -------------- ------ ----------- -------- ----------------------------------------

       2                   Majority of              Yes               Only Timothy Read, the Chief Executive
                           directors                                  Officer and President of the Company,
                           should be                                  and Bernard Pryor, Chief Operating
                           "unrelated"                                Officer of the Company are related
                           (independent                               directors.
                           of management
                           and free from
                           conflicting
                           interest)


       ------------------- -------------- ------ ----------- -------- ----------------------------------------
          TSX Corporate                           Does the
           Governance                             Company                           Comments
           Committee                              Conform?
           Guidelines
       ------------------- -------------- ------ ----------- -------- ----------------------------------------

       3                   Disclosure               Yes               Timothy Read - Related - is Chief
                           for each                                   Executive Officer and President of the
                           director                                   Company.
                           whether he
                           or she is                                  Bernard Pryor - Related - is Chief
                           related, and                               Operating Officer of the Company.
                           how that
                           conclusion                                 For the remainder of directors and the
                           was reached                                proposed directors, none of them or
                                                                      their associates has:

                                                                      -    worked for the Company

                                                                      -    a material contract with the
                                                                           Company

                                                                      -    received remuneration from the
                                                                           Company in excess of directors'
                                                                           fees, Chairman's remuneration and
                                                                           stock options

                                                                      -    a significant shareholding or a
                                                                           relationship with a significant
                                                                           shareholder

                                                                      Bernard Vavala - Unrelated
                                                                      Etienne Denis - Unrelated
                                                                      Paul MacNeill - Unrelated
                                                                      Patrick Walsh - Unrelated
                                                                      John Bentley - Unrelated

       ------------------- -------------- ------ ----------- -------- ----------------------------------------
       4.a.
                           Appoint a                 No               The Board as a whole assesses the
                           committee                                  performance and qualification of
                           responsible                                directors and assesses and recommends
                           for                                        potential nominees to the Board.
                           appointment/
                           assessment
                           of directors
       ------------------- -------------- ------ ----------- -------- ----------------------------------------

       4.b.                Composed                 N/A
                           exclusively
                           of
                           non-management
                           directors,
                           the majority
                           of whom are
                           unrelated.
       ------------------- -------------- ------ ----------- -------- ----------------------------------------

       5                   Implement a              Yes               The Board as a whole reviews the
                           process for                                overall effectiveness of the Board,
                           assessing                                  its committees, individual directors,
                           the                                        and management.
                           effectiveness
                           of the
                           Board, its
                           committee
                           and directors
       ------------------- -------------- ------ ----------- -------- ----------------------------------------

       6                   Provide                   No               Board turnover is relatively rare.  As
                           orientation                                a result, the Board provides ad hoc
                           and                                        orientation for new directors.
                           education
                           programs for
                           new directors
       ------------------- -------------- ------ ----------- -------- ----------------------------------------

       7                   Consider                 Yes               The Board as a whole has reviewed the
                           reducing                                   size of the Board and concluded that
                           size of the                                the current number of directors is
                           Board, with                                appropriate to the needs of the
                           a view to                                  Company at this time.
                           improving
                           effectiveness
       ------------------- -------------- ------ ----------- -------- ----------------------------------------

       8                   Review                   Yes               The Board as a whole considers the
                           compensation                               compensation of directors periodically
                           of directors                               and brings the resulting suggestions
                           in light of                                to the Board for its consideration.
                           risks and
                           responsibilities


       ------------------- -------------- ------ ----------- -------- ----------------------------------------
          TSX Corporate                           Does the
           Governance                             Company                           Comments
           Committee                              Conform?
           Guidelines
       ------------------- -------------- ------ ----------- -------- ----------------------------------------

       9.a.                Committees               Yes               All Board committees are composed
                           should                                     solely of non-management directors.
                           generally be
                           composed of
                           non-management
                           directors
       ------------------- -------------- ------ ----------- -------- ----------------------------------------

       9.b.                Majority of              Yes               All Board committees are composed
                           committee                                  solely of unrelated directors.
                           members
                           should be
                           unrelated.
       ------------------- -------------- ------ ----------- -------- ----------------------------------------

       10                  Appoint a                 No               The Board as a whole has the mandate
                           committee                                  to review the Company's compliance
                           responsible                                with these guidelines on a continual
                           for approach                               basis and to consider all matters
                           to corporate                               relevant to the corporate governance
                           governance                                 of the Company.
                           issues
       ------------------- -------------- ------ ----------- -------- ----------------------------------------

       11.a.               Define
                           limits to
                           management's
                           responsibilities
                           by developing
                           mandates for:
       ------------------- -------------- ------ ----------- -------- ----------------------------------------

                           i) the Board              Yes              There is no specific mandate for the Board
                                                                      Any responsibility which is not delegated
                                                                      to senior management or a committee of the
                                                                      Board remains the responsibility of the
                                                                      Board.
       ------------------- -------------- ------ ----------- -------- ----------------------------------------

                           ii)  the CEO             Yes               The written objectives of the Company,
                                                                      as determined annually by the Board,
                                                                      constitute the mandate of the CEO.
       ------------------- -------------- ------ ----------- -------- ----------------------------------------

       11.b.               Board should             Yes               The CEO's corporate objectives are
                           approve                                    established annually by the Board in
                           CEO's                                      conjunction with management, including
                           corporate                                  the CEO.
                           objectives
       ------------------- -------------- ------ ----------- -------- ----------------------------------------

       12                  Establish                Yes               On occasions where it is considered
                           structures                                 advisable, the Board meets in the
                           and                                        absence of management.  All Board
                           procedures                                 committees are comprised solely of
                           to enable                                  non-management members.
                           the Board to
                           function
                           independently
                           of management
       ------------------- -------------- ------ ----------- -------- ----------------------------------------

       13.a.               Establish an             Yes               The Audit Committee is mandated to
                           audit                                      monitor audit functions, the
                           committee                                  preparation of financial statements,
                           with a                                     review press releases on financial
                           specifically                               results, review other regulatory
                           defined                                    documents as required and meet with
                           mandate                                    outside auditors independently of
                                                                      management.
       ------------------- -------------- ------ ----------- -------- ----------------------------------------

       13.b.               All members              Yes               The Audit Committee is comprised
                           should be                                  solely of non-management directors.
                           non-management
                           directors
       ------------------- -------------- ------ ----------- -------- ----------------------------------------

       14                  Implement a               No               The Company has no policy that would
                           system to                                  preclude the engagement of independent
                           enable                                     advisors by directors, although there
                           individual                                 are no specific guidelines in place in
                           directors to                               this regard.
                           engage outside
                           advisors, at
                           the Company's
                           expense
       ------------------- -------------- ------ ----------- -------- ----------------------------------------


                                     PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT OF AMERICA MINERAL FIELDS INC. (THE "COMPANY") FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE "MEETING") TO BE HELD ON WEDNESDAY, APRIL 28, 2004 AND ANY ADJOURNMENT THEREOF.

The undersigned shareholder of the Company hereby appoints Timothy Read, the President, Chief Executive Officer and a director of the Company, or failing this person, Paul C. MacNeill, a director of the Company, or in the place of both of the foregoing, ______________________________ (PLEASE PRINT NAME), as proxyholder for and on behalf of the undersigned, with power of substitution, to attend, act and vote for and in the name of the undersigned at the Meeting and at every adjournment thereof, with respect to all or _______________ of the common shares of the Company registered in the name of the undersigned. Unless otherwise expressly stated herein by the undersigned, receipt of this Proxy, duly executed and dated, revokes any former proxy given to attend and vote at the meeting and at any adjournment thereof. Unless the undersigned directs otherwise, the nominee is hereby instructed to vote the common shares of the Company held by the undersigned as follows:

                                                            For    Withhold


  1. To set the number of directors at seven                |_|    |_|

  2. (a) to elect Etienne Denis as director                 |_|    |_|

     (b) to elect Paul C. MacNeill as director              |_|    |_|

     (c) to elect Timothy Read as director                  |_|    |_|

     (d) to elect Bernard Vavala as director                |_|    |_|

     (e) to elect Patrick J. Walsh as director              |_|    |_|

     (f) to elect John Bentley as director                  |_|    |_|

     (g) to elect Bernard Pryor as director                 |_|    |_|


                                                            For    Against

  3. To appoint KPMG LLP, Chartered Accountants, as         |_|    |_|
     the auditor of the Company.

  4. To authorize the directors to set the auditor's        |_|    |_|
     remuneration.

  5. To approve the change of name to                       |_|    |_|
     "Adastra Minerals Inc."

  6. To approve Amendment No. 3 to the Company's            |_|    |_|
     Stock Option Plan dated January 12, 1998, as amended.

  7. To approve Amendment No. 4 to the Company's            |_|    |_|
     Stock Option Plan dated January 12, 1998, as amended.

  8. To approve the transaction of other business.          |_|    |_|


The undersigned shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.


Signature:  _________________________________________
              (Proxy must be signed and dated)

Date: _____________________________


Name:         _________________________________________
                            (Please Print)

If someone other than the named shareholder signs this Proxy on behalf of the named shareholder, documentation acceptable to the Chairman of the Meeting must be deposited with this Proxy granting signing authority to the person signing the proxy.


To be used at the Meeting, this Proxy must be received at the Toronto office of Computershare Trust Company of Canada by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the Meeting. The mailing address of the Computershare Trust Company of Canada is Proxy Department, 100 University Avenue, 9th floor, Toronto, Ontario, Canada M5J 2Y1, and its fax number is 1-866-249-7775.

SHAREHOLDERS  SHOULD  REVIEW  CAREFULLY  THE  NOTES  TO PROXY  SET  FORTH ON THE
OVERLEAF.

1. If the shareholder wishes to attend the Meeting to vote on the resolutions in person, please register your attendance with the Company's scrutineers at the Meeting.

2. If the shareholder's securities are held by an intermediary (eg. a broker) and the shareholder wishes to attend the Meeting to vote on the resolutions, please insert the shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date and return the Proxy in accordance with the instructions provided by the intermediary. Please contact the intermediary if there are any questions. At the Meeting a vote will be taken on each of the resolutions as set out on this Proxy and the shareholder's vote will be counted at that time.

3. If the shareholder cannot attend the Meeting but wishes to vote on the resolutions, the shareholder can appoint another person, who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the nominees named by management, please insert your appointed proxyholder's name in the space provided, sign and date and return the Proxy. Where no choice on a resolution is specified by the shareholder, this Proxy confers discretionary authority upon the shareholder's appointed proxyholder to vote for or against or withhold vote with respect to that resolution, provided that with respect to a resolution relating to a director nominee or auditor, the proxyholder only has the discretion to vote or not vote for such nominee.

4. If the shareholder cannot attend the Meeting but wishes to vote on the resolutions and to appoint one of the nominees named by management as proxyholder, please leave the wording appointing a nominee as shown, sign and date and return the Proxy. Where no choice is specified by a shareholder on a resolution shown on the Proxy, a nominee of management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.

5. The securities represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the Proxy, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the proxyholder, in its sole discretion, sees fit.

6. If the shareholder votes by completing and returning the Proxy, the shareholder may still attend the Meeting and vote in person should the shareholder later decide to do so. To vote in person at the Meeting, the shareholder must revoke the Proxy in writing as set forth in the Information Circular.

7. This Proxy is not valid unless it is dated and signed by the shareholder or by the shareholder's attorney duly authorized by the shareholder in writing, or, in the case of a corporation, by its duly authorized officer or attorney for the corporation. If the Proxy is executed by an attorney for an individual shareholder or joint shareholders or by an officer or an attorney of a corporate shareholder, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof, must accompany the Proxy.

8. To be valid, this Proxy, duly dated and signed, must arrive at the office of the Transfer Agent of the Company, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting .

                  ---                                               ---
                  |                                                   |
                  |                                                   |
                  |                                                   |
                  |                                                   |
                  |                                                   |
                  |                                                   |
                  |---                                             ---|

                     SUPPLEMENTAL MAILING LIST RETURN CARD

                          (National Instrument 54-101)

NOTICE TO SHAREHOLDERS OF AMERICA MINERAL FIELDS INC.

On July 1, 2002, the Canadian Securities Administrators implemented National Instrument 54-102 Interim Financial Statement and Report Exemption (the "Rule") and National Instrument 54-101 Communication with Beneficial Owners of
Securities of a Reporting Issuer which together replace National Policy 41 Shareholder Communication and establish a new framework for communication between issuers and their registered and non-registered shareholders.

The Rule exempts companies from having to deliver its interim (semi-annual) financial statements to their registered shareholders if the companies send 1st, 2nd and 3rd quarter financial statements to those shareholders, whether registered or not, who request in writing to receive them.

If you are a registered or non-registered shareholder, and wish to be placed on a supplemental mailing list for the receipt of these financial statements, you must complete and return the Supplemental Return Card below.

The supplemental mailing list will be updated each year and, therefore, a Return Card will be required annually in order to receive quarterly financial statements. All other shareholder mailings will continue to be mailed to registered shareholders in the normal manner without the completion of a Return Card.

================================================================================

TO:  America Mineral Fields Inc. (the "Company")

The undersigned certifies that he/she/it is the owner of securities (other than debt instruments) of the Company, and requests that he/she/it be placed on the Company's Supplemental Mailing List in respect of its quarterly financial statements.

---------------------------------------
Name (Please print)


---------------------------------------
Address


---------------------------------------
City/Province (or State)/Postal Code


---------------------------------------                       ------------------
Signature of shareholder, or if shareholder is a              Dated
company, signature of authorized signatory.


Please complete and return this document along with your Proxy in the attached envelope or as indicated below. As the supplemental list will be updated each year, a return card will be required from you annually in order for your name to remain on the list.


                             Computershare Trust Company of Canada
                             4th Floor, 510 Burrard Street
                             Vancouver, British Columbia, Canada V6C 3B9


                             Tel:   (604) 661-9400 or Toll Free:  1-888-661-5566
                             Fax:   (604) 661-9480

[LOGO OMITTED]
                                            Computershare Investor Services Inc.
                                            Stock Transfer Services
                                            Montreal Trust Centre
                                            510 Burrard Street
                                            Vancouver, British Columbia
                                            Canada V6C 3B9
                                            Tel:     604.661.9400
                                            Fax:     604.661.9401

April 2, 2004

To:      All Applicable Commissions & Exchanges

Dear Sirs:

Subject: America Mineral Fields Inc.


We confirm that the following material was sent by pre-paid mail on April 2nd, 2004 to the registered shareholders of Common shares of the subject Corporation:

         A        Notice of Annual General Meeting / Management Proxy Circular
         B        Proxy
         C        Supplemental Mailing List Return Card
         D        Annual Report 2003 including President's Message to
                  Shareholders / Management's Discussion and Analysis /
                  Consolidated Financial Statements for the years ended October
                  31, 2003, 2002 and 2001 (Expressed in United States dollars)
         E        Return Envelope


We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer


In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.


Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

"Karen Patrus"
Mailing Specialist
Stock Transfer, Client Services
Telephone:        604.661.9400 (ext 4504)
Fax:              604.661-9401

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  America Mineral Fields Inc.
                                                  (Registrant)

Date April 2, 2004                      By:      /S/ "Paul C. MacNeill"
     --------------                               ------------------------------
                                                  (Print) Name: Paul C. MacNeill
                                                  Title: Director


>